SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  30 May, 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1. Annual Report and Accounts announcement made on 30 May, 2007

Wednesday May 30, 2007


BT GROUP PLC


ANNUAL REPORT AND FORM 20-F 2007


BT announces to holders of its American Depositary Shares that the above document has been filed with the SEC today and is available on our website at www.bt.com/annualreport

Copies of this document will be available shortly, on request, free of charge, from:

JPMorgan Chase Bank, NA
P O Box 3408
South Hackensack
NJ 07606-3408
United States

Tel +1 800 634 8366 (toll free)
Or +1 201 680 6630 (from outside the USA)
e-mail: jpmorganadr@mellon.com


Ends


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date   30 May, 2007